January 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             PDC Energy, Inc. Registration Statement on Form S-4 (File No. 333-215198)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PDC Energy, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on January 5, 2017, or as soon thereafter as practicable.

Please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 should you have any questions or comments.

Very truly yours,

By:	/s/ Daniel W. Amidon
Name:	Daniel W. Amidon
Title:	Senior Vice President, General Counsel and Secretary